UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Eviation Aircraft Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M8220U106

(CUSIP Number)

Aaron M. Lampert, Adv.
Goldfarb Seligman & Co.
98 Yigal Alon Street
Tel Aviv, Israel 6789141

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required  on the  remainder  of this  cover  page shall not be deemed to be  "filed"  for the  purpose  of Section 18 of the  Securities  Exchange  Act of 1934 (the "Act") or  otherwise subject  to the  liabilities  of that  section of the Act but shall be subject to all other  provisions  of the Act  (however,  see the Notes).

CUSIP No. M8220U106

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Magic Stones - Gemstone Import and Marketing Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,120,875

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,120,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,120,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.2% *

14	TYPE OF REPORT-ING PERSON
CO

* Based on 10,000,000 Ordinary Shares outstanding as of February 9, 2017 (as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission on February 9, 2017).

CUSIP No. M8220U106

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Kadima Hasharon Holding Company Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,120,875

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,120,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,120,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.2% *

14	TYPE OF REPORT-ING PERSON
CO

* Based on 10,000,000 Ordinary Shares outstanding as of February 9, 2017 (as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission on February 9, 2017).

CUSIP No. M8220U106

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Michael Ilan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,120,875

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,120,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,120,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.2% *

14	TYPE OF REPORT-ING PERSON
IN

* Based on 10,000,000 Ordinary Shares outstanding as of February 9, 2017 (as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission on February 9, 2017).

Item 1.   Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D relates to the ordinary shares, no par value (“Ordinary Shares”) of Eviation Aircraft Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at Lev Hasharon Industrial Park, Kadima, P.O. Box 5062, Israel 6092000.

Item 2.   Identity and Background.

(a) - (c), (f): The following are the (i) names of the reporting persons (the “Reporting Persons”), (ii) place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and (iii) residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each Reporting Person who is a natural person:

(1) Magic Stones - Gemstone Import and Marketing Ltd. (“Magic Stones”), organized under the laws of the State of Israel. Magic Stones’ principal business is focused on investment activities.

(2) Kadima Hasharon Holding Company Ltd. (“Kadima”), organized under the laws of the State of Israel. Kadima is the sole shareholder of Magic Stones. Kadima’s principal business is holding the shares of Magic Stones.

(3) Michael Ilan is a citizen of the State of Israel. Mr. Ilan serves as the Chairman of each of Magic Stones and Kadima and is the sole shareholder of Kadima. Mr. Ilan’s principal business is investment management.

The business address for each of the Reporting Persons listed in (1) and (2) above is c/o R.V.B. HOLDINGS LTD., Lev Hasharon Industrial Park, Kadima, P.O. Box 5062, Israel 6092000. The business address for Michael Ilan is 6 Stricker St., Tel Aviv-Yafo, Israel 6200608.

(d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

On April 2, 2015, due to the financial and business condition of the Issuer the Tel Aviv District Court (the “Court”) granted a creditor’s petition to appoint a temporary liquidator for the Issuer (the “Temporary Liquidator”), with a mandate to identify and liquidate the Issuer’s assets. On October 28, 2015, the Temporary Liquidator filed with the Court an agreement for the sale of the Issuer (the “Agreement”) by way of a share issuance to Aviv Tzidon (“Aviv”) and Magic Stones for the consideration specified below.

Pursuant to the Agreement, the Issuer, through its Temporary Liquidator, issued to Aviv and Magic Stones, in the aggregate, a total of 9,990,000 (4,995,000 to each) Ordinary Shares representing, on the date of their issuance, 99.9% of the issued and outstanding share capital of the Issuer, in consideration for which they paid the Temporary Liquidator the amount of NIS 600,000 (approximately $153,000). Subsequently thereafter, Aviv and Magic Stones sold to the Chief Executive Officer of the Issuer and to a director of the then newly established subsidiary of the Issuer part of their shareholdings.

Item 4.   Purpose of the Transaction.

The Ordinary Shares acquired by the Reporting Persons were acquired for investment purposes. The Reporting Persons intend to review their investment in the Issuer continually. Depending on the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Issuer, the Reporting Persons may acquire additional shares of Ordinary Shares, or sell all or any portion of the Ordinary Shares owned by them, in open market or negotiated transactions at prices and terms acceptable to the Reporting Persons. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

The following information of the Reporting Persons is given as of December 31, 2016 and is based on 10,000,000 Ordinary Shares outstanding (as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission on February 9, 2017):

(a)          Amount beneficially owned: 4,120,875 Ordinary Shares.

Percent of class:  41.2%

(b)          Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 Ordinary Shares

(ii) Shared power to vote or to direct the vote: 4,120,875 Ordinary Shares

(iii) Sole power to dispose or to direct the disposition of: 0 Ordinary Shares

(iv) Shared power to dispose or to direct the disposition of: 4,120,875 Ordinary Shares

(c)          Not applicable.

(d)          Not applicable.

(e)          Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.    Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 2017

Magic Stones Gemstone Import and Marketing Ltd.
By: /s/ Michael Ilan Name: Michael Ilan Title: Chairman
Kadima Hasharon Holding Company Ltd.
By: /s/ Michael Ilan Name: Michael Ilan Title: Chairman
/s/ Michael Ilan Michael Ilan